    Exhibit 99.1
Press Release

Investor Relations Contact
Dean Ridlon
Cognyte Software Ltd.
IR@cognyte.com

Cognyte to Divest a Portion of Threat intelligence Analytics Offering

Herzliya, Israel, October 19, 2022 - Cognyte Software Ltd. (NASDAQ: CGNT) (the “Company,” “Cognyte,” “we,” “us” and “our”), today announced it has entered into a definitive agreement to sell its Situational Intelligence solutions, which are part of Cognyte’s Threat Intelligence Analytics offering, to the Volaris Group (“Volaris”) for US$47.5 million plus a performance based earn-out, if and to the extent earned. The transaction is expected to close in Cognyte’s fourth quarter, subject to customary closing conditions, including obtaining regulatory approvals.

Sharpening Cognyte’s Focus
“Cognyte is addressing many security use cases with investigative analytics software, including Threat Intelligence Analytics. The portion of our Threat Intelligence Analytics offering that we are divesting is focused on physical security implementations which we refer to on our website as Situational Intelligence Solutions, including the Symphia brand. Our strategy is to continue to address a broad set of security use cases which require sophisticated investigative analytics software. Given the overall environment this year, we decided to increase our focus on fewer use cases in order to accelerate growth and improve margins, and we believe we will benefit from sharpening our focus,” said Elad Sharon, Cognyte’s Chief Executive Officer.

Divested Assets
For the fiscal year ended January 31, 2022, excluding the divested assets in all periods, our revenue would have been US$439.5 million, representing 9.9% year-over-year growth. In the first half of the current fiscal year, the divested assets represented around 10% of our total revenue. The divested assets include products and intellectual property, customer contracts and employees.

Situational Intelligence products help organizations to guard against disruption and attacks targeting their physical facilities and employees. The products are generally sold into the enterprise, retail, healthcare, education, transportation and public safety verticals and typically generate deals that are substantially smaller in size compared to other Cognyte solutions. Approximately 10% of our employees are expected to be transferred with the business across R&D, Sales and Marketing, Operations and Services and G&A.

Mr. Sharon added, “We believe Volaris will provide a great home for our customers, partners, and employees that will be transferred as part of the divestiture.”

“We are excited about the long-term opportunity for Cognyte’s Situational Intelligence solutions, and we look forward to welcoming the transferred employees and customers as part of our growing Volaris community,” said Carl Bruce, Group Leader at Volaris Group.

    Exhibit 99.1
Transaction Details
At closing, Cognyte will receive US$47.5 million in cash with a customary holdback to secure customary post-closing price adjustments and indemnification claims subject to release following the later of 180 days after the closing and settlement of the customary price adjustments. In addition, Cognyte may receive earn-out payments in cash of up to approximately US$35.0 million, net of certain earn-out related expenses, subject to the achievement by the divested assets of certain performance metrics over three years after the closing. Following the divestiture, other than some transition services for a limited period of time, Cognyte will not be involved in operating the assets and the achievement of the earn-out is not in Cognyte’s control. As such, at this time, we cannot be certain whether, and to what extent, any earn-out will eventually be earned.

Houlihan Lokey acted as financial advisor to Cognyte with respect to this transaction.

About Cognyte Software Cognyte Software Ltd. is a global leader in investigative analytics software that empowers governments and enterprises with Actionable Intelligence for a Safer World™. Our open software is designed to help governments and enterprises accelerate and improve the effectiveness of investigations. Government and enterprise customers around the world rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize, and tackle threats to national security, personal safety, business continuity and various forms of criminal activity. Learn more at www.cognyte.com.

COGNYTE, ACTIONABLE INTELLIGENCE, and ACTIONABLE INTELLIGENCE FOR A SAFER WORLD are trademarks of Cognyte Software or its subsidiaries. Cognyte Software and other parties may also have trademark rights in other terms used herein.

About Volaris Group Volaris acquires, strengthens, and grows vertical market technology companies. As an Operating Group of Constellation Software Inc., Volaris is all about strengthening businesses within the markets they compete and enabling them to grow – whether that growth comes through organic measures such as new initiatives and product development, day-to-day business, or through complementary acquisitions. Learn more at www.volarisgroup.com.

Caution About Forward-Looking Statements
This Current Report on Form 6-K contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act) and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, including statements concerning the consummation of the transactions described herein, are based on current expectations and assumptions that are subject to risks and uncertainties. Risks and uncertainties include, but are not limited to: the satisfaction of closing conditions for the transaction; the possibility that the transaction will not be completed in the expected timeframe or at all; and the effect of the announcement, pendency or consummation of the transaction on customers, employees, suppliers, partners and operating results. Words such as “estimate”, “believe”, “expect”, “anticipate”, “intend”, and similar expressions may identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Refer to the section entitled “Risk Factors” in Cognyte’s Annual Report on Form 20-F and our other SEC filings for a discussion of important factors that could cause actual results to differ materially from forward-looking statements.